R. Charles Miller 202-778-9372 Charles.Miller@klgates.com

July 1, 2019

VIA EDGAR

Jay Williamson

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Highland Income Fund

File Nos. 333-219103; 811-23268

Dear Mr. Williamson:

On behalf of the Highland Income Fund (the “Fund”), we hereby transmit for filing with the U.S. Securities and Exchange Commission (the “SEC”) the Fund’s response to the comment provided by you on behalf of the staff of the SEC (the “Staff”) on June 28, 2019 to R. Charles Miller of K&L Gates LLP, regarding the Fund’s Registration Statement on Form N-2 (the “Registration Statement”), provided to the SEC on June 26, 2019, in accordance with the Investment Company Act of 1940, as amended (the “1940 Act”). We have discussed the Staff’s comment with representatives of the Fund. The Staff’s comment is described below and has been summarized to the best of our understanding. References to page numbers are to pages of the Prospectus (the “Prospectus”) and the Statement of Additional Information (the “Statement of Additional Information”) as provided in the Fund’s Registration Statement. On behalf of the Fund, we respond to the comment of the Staff as follows:

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On page 19 of the Statement of Additional Information, under “Borrowing and Lending,” we note your statement that you currently leverage through borrowings made by HFRO Sub, LLC under a financing arrangement with Bank of America Merrill Lynch (“BAML”). At year end, you had approximately $450 million in outstanding borrowings. Please include the effects of leverage table required by Item 8.3 of Form N-2. Please revise or advise as appropriate.

Response: As requested by the Staff, the Fund has added Table 8.3 and explanatory language to the “Borrowing and Lending” section on page 19 of the Statement of Additional Information. This language reads as follows:

The following table is designed to illustrate the effect on the return to a holder of the Fund’s common shares of leverage in the amount of approximately 30% of the Fund’s total assets, assuming hypothetical annual returns of the Fund’s

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investment portfolio of minus 10% to plus 10%. As the table shows, leverage generally increases the return to holders of common shares when portfolio return is positive and greater than the cost of leverage and decreases the return when the portfolio return is negative or less than the cost of leverage. The figures appearing in the table are hypothetical and actual returns may be greater or less than those appearing in the table.

Assumed return on portfolio (net of expenses)	-10%	-5%	0%	5%	10%
Corresponding return to common stockholder	-15.9%	-8.8%	-1.7%	5.5%	12.6%

If this response and the proposed revisions to the Fund’s Registration Statement are acceptable, the Fund requests that it be permitted to file the Registration Statement, with the revisions described herein, pursuant to Rule 497 under the Securities Act of 1933, as amended (the “1933 Act”). The Fund will file a separate request seeking acceleration of its Registration Statement, pursuant to Rule 461 under the 1933 Act, effective July 1, 2019.

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If you have any questions, please do not hesitate to contact me at (202) 778-9372, or in my absence Jon-Luc Dupuy at (617) 261-3146.

Sincerely,

/s/ R. Charles Miller

cc:	Jon-Luc Dupuy

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